

MAIL STOP 3561

August 18, 2009

Mr. Jack Amin, CEO and CFO
Amexdrug Corporation
8909 West Olympic Boulevard, Suite 208
Beverly Hills, California 90211

> **Re:** **Amexdrug Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed on April 13, 2009**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed on May 14, 2009**
>
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed on August 14, 2009**
> **File No. 0-7473**

Dear Mr. Amin:

　　We have reviewed your Form 10-Q filed on August 14, 2009 and have the following comment. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

Lease Agreements and Certain Other Contracts, page 12

1.   We note your disclosure concerning verbal agreements for the loan from Ms. Amin and the Beverly Hills and Manila property leases, respectively, and the absence of written agreements with major suppliers or buyers. We note further that you have provided as exhibits copies of a written lease agreement with respect to the Fullerton, California property and a written line of credit agreement with National Bank of California. However, the exhibits appear to be incomplete.

- With respect to the lease provided as Exhibit 10.1, for example, we do not locate Exhibits A through C, which constitute part of the agreement, see Section 1.12. In addition, while the lease appears to extend from October 1, 2005 through September 30, 2006, see Section 3 of Addendum I, and the Third Amendment to Lease Agreement, provided as Exhibit 10.3, appears to extend the lease from October 1, 2008 to November 30, 2010, we do not locate a Second Amendment to Lease Agreement that would presumably extend the lease from October 1, 2006 to September 30, 2008. Please provide the Second Amendment to Lease Agreement or advise.

- It also appears that the documents concerning the bank line of credit are incomplete. For example, the promissory note dated June 23, 2008 and provided as Exhibit 10.4 states that the note is secured by collateral as described in a Commercial Security Agreement of the same date; and the Change in Terms Agreement dated June 9, 2009 and provided as Exhibit 10.5, refers to a concurrently executed Subordination Agreement executed by Borrower and Nora Y. Amin as Creditor, "as a condition of the Change in Terms," as well as a previous Change In Terms Agreement dated March 3, 2009. We do not locate any of these documents.

Please amend the Form 10-Q for the period ended June 30, 2009 to file all material agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc.

Closing Comments

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Mr. Jack Amin
Amexdrug Corporation
August 18, 2009
Page 3

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions may be directed to Cathey Baker at (202) 551-3326 or to me, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Amexdrug Corporation
        Fax: (310) 855-0477